November 7, 2016	VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following business development company:

Monroe Capital Corporation (the “Company”)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following information with respect to the Company. Please note the following for the Commission’s records:

1.	A copy of an Investment Company Bond issued by Travelers Bond & Specialty Insurance (the “Bond”), Bond No. 106617939, which lists the Company as an insured, is enclosed under Exhibit 99.1.

2.	A certificate of the Company’s Corporate Secretary in which he attests to the authenticity and accuracy of resolutions adopted by the members of the Company’s Board of Directors (including those members who are not “interested persons,” as defined in the 1940 Act, of the Company) which authorize the purchase of a bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, is enclosed under Exhibit 99.2.

3.	The Bond premium has been paid for the coverage period from October 25, 2016 to November 15, 2017, and the Bond is written for a $2,500,000 limit of liability.

Very truly yours,

/s/ David H. Jacobson

David H. Jacobson, Chief Compliance Officer